Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-42394, 333-95113, 333-99865, 333-105705, and 333-115964 on Form S-8 of Sierra Health Services, Inc. of our report dated June 28, 2007, appearing in this Annual Report on Form 11-K of Sierra Health Automatic Retirement Plan for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Las Vegas, Nevada
June 28, 2007